Number: BC0912924

BRITISH
COLUMBIA

# CERTIFICATE
# OF
# CHANGE OF NAME

*BUSINESS CORPORATIONS ACT*

I Hereby Certify that PROPHECY DEVELOPMENT CORP. changed its name to SILVER ELEPHANT MINING CORP. on March 16, 2020 at 12:10 PM Pacific Time.

*Issued under my hand at Victoria, British Columbia*
*On March 16, 2020*

**CAROL PREST**
*Registrar of Companies*
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE